GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

April 10, 2008

Via Federal Express

Mark P. Shuman

Branch Chief Legal Department

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HPC POS System, Corp.

Registration Statement S-1/A1

File No.: 333-149188

Dear Mr. Shuman:

We are enclosing herewith a marked courtesy copy of first amendment to the above Issuer’s Form S-1 Registration Statement.

This amendment contains unaudited financial statements for the interim periods of December 31, 2007 and 2006 and discusses interim financials in the “Management's Discussion and Analysis or Plan of Operation” section.

Other substantive changes include: (a) clarification of certain disclosure regarding Rule 144 as indicated in “Risk Factor no. 14”, “Market for Securities” and “Plan of Distribution” sections of the Registration Statement and (b) conforming SB-2 to S-1 requirements.

If you have any questions please do not hesitate to call my office.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

enclosure